Confidential Treatment Request by Marathon Oil Corporation

[Marathon Oil Corporation letterhead]

May 29, 2009

Chris White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 1-5153

Dear Mr. White:

Set forth below are responses from Marathon Oil Corporation to comments of the staff of the United States Securities and Exchange Commission, dated May 7, 2009, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 15.  Property, Plant and Equipment, page 99

Comment 1
We note that you recognized $21 million property impairment in 2008 caused by the economic and commodity price declines in the latter part of 2008 and concluded “no significant impairments resulted due to the cash flows these assets are expected to generate.”  We also note the net capitalized costs related to the proved oil and gas properties are approximately $12.1 billion, while the standardized measure of discounted future net cash flows relating to proved oil and gas reserves is approximately $4.6 billion as of December 31, 2008, as disclosed in your Supplementary Information on Oil and Gas Producing Activities disclosure.

Please clarify how you considered this relationship when evaluating your oil and gas properties for impairment pursuant to SFAS 144.

Confidential Treatment Request by Marathon Oil Corporation

To help us understand the assumptions and estimates utilized in your impairment test for the proved oil and gas properties, please provide your impairment test performed in fiscal year 2008.  In your response, please explain how the future oil and gas price assumptions underlying your impairment test took into the consideration of the significantly declined commodity prices in the latter part of 2008.

Response

The information underlying the application of SFAS 144 and SFAS 69 is similar, albeit we respectfully note the following differences between the amounts used in the step 1 impairment tests under SFAS 144 and those used in the Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves (“SMOG”) disclosures on page 127 of our fiscal 2008 Form 10-K:

1.
The step 1 SFAS 144 test includes cash flows related to both proved reserves and risk-adjusted probable and possible reserves, whereas the SMOG disclosures contain only proved reserves. The cash flow estimates risk-adjust the probable and possible reserves for various factors, including but not limited to, drilling results, reservoir characteristics, seismic interpretation, and future plans to develop acreage.  We do confirm that the proved reserve volumes used in both the SFAS 144 tests and the SMOG disclosures are identical and originate from the same underlying data source.

2.
Step 1 of an impairment test under SFAS 144 is on an undiscounted cash flow basis.  In its comment, the Staff referred to the $4.6 billion standardized measure of discounted cash flows which includes the required application of a 10 percent annual discount rate.

3.	Our cash flow projections in step 1 of the SFAS 144 impairment tests are pre-tax whereas the SMOG disclosures are net of estimated future income tax expenses.
4.
The oil and gas prices used in step 1 of the SFAS 144 impairment test were based on management’s estimate of future prices, whereas the cash inflows in the SMOG disclosures were based on the year-end prices and held constant for the life of the properties (except to the extent provided by contractual arrangements).

Cumulatively, these differences help explain how the cash flows utilized in step 1 of the SFAS 144 tests were significantly higher than those from our SMOG disclosures.

Our SFAS 144 impairment tests as of December 31, 2008 were conducted at the field or production complex level for our proved properties that experienced a triggering event. This resulted in 44 individual impairment tests.

Confidential Treatment Request by Marathon Oil Corporation

To facilitate the Staff’s review, Supplemental Schedule I summarizes the results of the December 31, 2008 impairment tests for each field or production complex which contains proved oil and gas reserves that we tested. Supplemental Schedule II is the impairment test for the Marathon-operated Alvheim/Vilje complex located in offshore Norway. We provide Supplemental Schedule II as an example of our SFAS 144 impairment tests in lieu of providing each individual test. We believe this particular test provides the Staff with a relevant example as Norway is a strategic core area extensively discussed in our 2008 Form 10-K, construction of the Alvheim/Vilje complex was relatively recent, and production commenced in June 2008. We advise the Staff that Supplemental Schedules I and II are being provided under separate cover and that we have requested confidential treatment of Supplemental Schedules I and II pursuant to the provisions of 17 C.F.R. Section 200.83.

Supplemental Schedule II lists the oil and gas price assumptions underlying the step 1 SFAS 144 test used in the Alvheim complex.  For all of our SFAS 144 tests on proved properties, we benchmark oil prices to the price of West Texas Intermediate crude oil at Cushing, Oklahoma (“WTI”) and natural gas prices to prices at Henry Hub, Louisiana.  We then apply basis and quality differentials to those prices for each of our proved properties. Note the underlying WTI and Henry Hub benchmarks were also included in Supplemental Schedule II.

Our oil and gas prices were developed based on a comprehensive analysis of macroeconomic factors as well as the then-current commodity environment. While the current commodity price environment is always considered in our SFAS 144 tests, our long-term price assumptions are not driven by short-term price fluctuations. Factors we consider in the development of our long-term price assumptions include world-wide economic growth, resource base, depletion rates, OPEC behavior, domestic and international policy initiatives, energy trends, and technology. For example, encompassed in the analysis of worldwide economic growth were explicit considerations related to estimates of gross domestic product by region, population growth, and vehicle ownership trends. As another example, our review of domestic and international policy initiatives contemplated existing and proposed carbon policies (both domestically and abroad), alternative fuel sources, and the dynamics of price subsidies.  We collectively analyzed these and other factors and used the resultant prices not only in our SFAS 144 tests, but also in our planning and budgeting processes. This analysis led us to conclude that the December 31, 2008 commodity pricing environment was a reactionary market that was heavily influenced by the global recession and its impact on the financial markets; thus then-current oil and gas prices did not inherently consider the long-term supply and demand fundamentals and were not a primary driver of our future long-term price assumptions.

In its comment, the Staff stated that net capitalized costs for proved oil and gas properties were $12.1 billion as of December 31, 2008.  We respectfully note that the $12.1 billion figure includes unproved properties and suspended exploratory wells. Capitalized costs for proved properties were $9.2 billion. We advise the

Confidential Treatment Request by Marathon Oil Corporation

Staff that we tested properties with a total net book value of $7.9 billion as of December 31, 2008. The remaining net book value of assets not tested were properties that did not experience a triggering event. Specifically, these properties were typically older properties for which the effects of commodity price declines were insignificant.

Also in its comment, the Staff referred to $21 million of property impairments recognized during 2008. Supplementally, we inform the Staff that we impaired $6.5 million of proved properties, with the remaining impairment charges related to downstream and corporate assets.

Comment 2
We note that you impaired the goodwill associated with your OSM reporting unit in fiscal year 2008 due to the recent disruption in the credit and equity markets, a change in the expected production and decline in the commodity prices.  Please clarify how you considered these events when determining whether a triggering event pursuant to paragraph 8 of SFAS 144 occurred, which would cause you to test the long lived assets in your OSM reporting unit for impairment.  If you determined that at triggering event occurred, please provide your impairment analysis in accordance with SAFAS 144 which supports the recoverability of the assets.  Please identify all material assumptions utilized in your analysis.

Response

We determined that a triggering event occurred for both SFAS 144 and SFAS 142 with respect to our Oil Sands Mining reporting unit as of December 31, 2008. Adverse events, including a change in expected production and an escalation of the cost structure, led us to our determination. The results of the SFAS 144 impairment assessment indicated the sum of the undiscounted cash flows significantly exceeded the carrying value of our long lived assets. Supplemental Schedule III provides the associated impairment test and its significant assumptions. Consistent with the SFAS 144 tests discussed in our reply to Comment #1, we benchmarked the oil price to WTI Cushing and applied relevant basis and quality differentials. We advise the Staff that Supplemental Schedule III is being provided under separate cover and that we have requested confidential treatment of Supplemental Schedule III pursuant to the provisions of 17 C.F.R. Section 200.83.

Confidential Treatment Request by Marathon Oil Corporation

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Fair Value Estimates

Impairment Assessments of Goodwill and Long-Lived Assets, page 63

Comment 3
Please consider the need to expand your disclosures related to the impairment assessments of goodwill and long-lived assets to explain how the significant assumptions that you have identified and disclosed impacted your estimate of expected present value of future cash flows.  Since you have identified several estimates that are sensitive to change, available quantitative information regarding the assumptions used in your impairment tests may provide useful information to investors.   We refer you to Financial Reporting Codification 501.14 for further guidance.

Response

We considered Financial Reporting Codification 501.14 in preparing our disclosures regarding the assumptions used in our impairment tests. We acknowledge the Staff’s desire for registrants to provide quantitative information in the form of a sensitivity analysis on such assumptions.  We qualitatively disclosed numerous assumptions that could significantly affect our fair value estimates.  However, in preparing our critical accounting estimates, we concluded that quantitative information is not reasonably available or meaningful as many of the assumptions are intricately intertwined.  For example, a reduction in our liquid hydrocarbon price assumptions would likely cause a series of cascading changes in other assumptions, such as production costs, drilling rig rates, and the profile of our planned capital expenditures. The effects of such a change in assumptions would require an incremental, comprehensive review process on a field-by-field basis. As a result, we believe that the data output resulting from the application of a standard sensitivity benchmark is not reasonably available and would likely not provide meaningful information to the users of our financial statements.

Confidential Treatment Request by Marathon Oil Corporation

_____________________________

        We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please acknowledge receipt of this response letter by electronic confirmation.

        Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333 or Richard J. Kolencik, Sr. Group Counsel at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Janet F. Clark

Janet F. Clark Executive Vice President and Chief Financial Officer